[LETTERHEAD OF K&L GATES LLP]

February 11, 2009

Via EDGAR and Overnight Delivery

Robert Littlepage Accountant Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549

Re:	NIVS IntelliMedia Technology Group, Inc.
Item 4.02 Form 8-K
Filed: October 14, 2008
File No. 0-52933

Dear Mr. Littlepage:

On behalf of NIVS IntelliMedia Technology Group, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 on Form 8-K/A (“Amendment No. 1”) to the Current Report on Form 8-K that was originally filed on October 14, 2008 (the “Original Filing”). We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Original Filing.

Based upon the Staff’s review of the Original Filing, the Commission issued a comment letter dated October 16, 2008.  The following consists of the Company’s response to the Staff’s comment letter. For the convenience of the Commission, the comment is repeated verbatim with the Company’s response immediately following.

Form 8-K

Item 4.02

1.
Comment:  Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

Response: We respectfully note your comment. The Company has amended the Form 8-K to provide disclosure regarding the previous conclusions of the Company’s management and certifying officers regarding the effectiveness of the Company's disclosure controls and procedures with respect to the periods to be restated.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:           Tianfu Li, NIVS IntelliMedia Technology Group, Inc.
 Joseph M. Kempf, United States Securities and Exchange Commission